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
     HealthTrust:                  EPIC:
     Merilyn Herbert               Gary Griffith
     HealthTrust, Inc.             EPIC Holdings, Inc.
     615/298-6261                  214/443-3333
         or
     Paula Lovell
     Lovell Communications
     615/297-7766

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            HEALTHTRUST AGREES TO ACQUIRE EPIC HOLDINGS
                    FOR APPROXIMATELY $1 BILLION


     NASHVILLE, TN, and DALLAS, TX, January 10, 1994 --
   Healthtrust, Inc. -The Hospital Company (NYSE:HTI) and EPIC
   Holdings, Inc. jointly announced today the signing of an agreement under which HealthTrust will acquire EPIC in a transaction valued at approximately $1 billion.

     EPIC owns and operates 34 hospitals with 4,444 beds in 10 states. HealthTrust currently has 81 hospital affiliates in 21 states with a total of 11,011 beds.
   Following the acquisition, HealthTrust will operate 115 acute care hospitals in 22 states and will have approximately 37,000 employees. For the most recent fiscal years of HealthTrust and EPIC, the two companies had combined revenues of approximately $3.4 billion.

     Under the terms of the definitive agreement
   unanimously approved by the boards of both companies,
   shareholders of EPIC will receive $7.00 per share of EPIC
   common stock, or approximately $277 million in the
   aggregate.  Following the acquisition, EPIC will operate as
   a subsidiary of HealthTrust.   HealthTrust will assume or
   refinance approximately $727 million of EPIC indebtedness.
   In connection with the acquisition, HealthTrust intends to offer to purchase the following outstanding EPIC indebtedness;
   EPIC Holdings' 12% Senior Deferred Coupon Notes due 2002;
   EPIC Healthcare Group, Inc.'s 10 % Senior Subordinated Notes due 2003; and EPIC Properties, Inc.'s 11 % Class B-1 First Priority Mortgage Notes due 2001; 11 1/2% Class B-2 First Priority
   Mortgage Notes due 2001 and Floating Rate Class B-3 First
   Priority Mortgage Notes due 1998. HealthTrust also plans to seek the consent of the holders of this indebtedness to amend certain restrictive provisions. In addition, following the acquisition, HealthTrust expects to redeem other outstanding EPIC bonds in accordance with their terms.

     HealthTrust intends to finance approximately 15% of the transaction through a public offering of its common stock and approximately 20% through the public offering of a new series of debt securities. Each of those offerings will be made only by means of a prospectus. HealthTrust had 81,167,288 shares of common stock outstanding as of December 31, 1993. Approximately 60% of funding will be obtained through the refinancing of HealthTrust's existing bank credit facility and with available cash. Approximately 5% of the acquisition will be financed by assuming EPIC indebtedness.

     R. Clayton McWhorter, Chairman, President, and Chief Executive Officer of HealthTrust, said, "The EPIC acquisition is in keeping with HealthTrust's strategy and will improve HealthTrust's position as a provider of cost effective, high quality care in the changing health care environment. This transaction will broaden our coverage of the markets we currently serve, provide access to new geographical markets and expand our operations in related health care areas. We expect to achieve operating and market synergies of approximately $50 million in fiscal year 1995 as a result of this acquisition through cost reduction and improved efficiency."

     Kenn S. George, Chairman, President and Chief
   Executive Officer of EPIC, stated, "This transaction offers EPIC hospitals greater access to capital and will thereby expedite implementation of the Integrated Delivery Systems strategy we've had in place since last year. In addition, I think this transaction is a credit to the commitment and hard work of our people, and clearly positions our hospitals as winners in each of our markets."

     Consummation of the acquisition is subject to a number of conditions, including the approval of EPIC's shareholders and the consummation of the debt consent solicitations described above. American Medical International, Inc. and the trustee of EPIC's employee stock ownership plan have agreed, subject to the fulfillment of certain conditions, to vote their shares of EPIC common stock in favor of the acquisition. AMI and the EPIC ESOP trustee each currently hold approximately 26% (excluding shares over which ESOP participants exercise voting power) of the EPIC common stock presently outstanding. The transaction is expected to close in April or May of 1994.

     Based in Dallas, Texas, EPIC owns and operates 34 acute-care community hospitals throughout 10 states. In addition to its hospital operations, EPIC owns subsidiaries which provide contract management services in the areas of gero-psych, hospital management, rehab and home health. With FY93 net revenue of $1.02 billion, EPIC is the second largest employee-owned company in the nation.

     HealthTrust is one of the largest health care providers in the United States with revenues of $2.4 billion. Operating in 84 markets in 21 southern and western states, the Company delivers a variety of inpatient and outpatient health care services through its 81 affiliated hospitals and 3 hospital joint ventures in Orlando, Florida; Encino, California and Charlotte, North
   Carolina.
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